Exhibit 99.1

KINDRED AND GENTIVA REACH DEFINITIVE AGREEMENT

CREATING NATION-WIDE INTEGRATED CARE DELIVERY SYSTEM

PREFERRED BY CONSUMERS AND PAYORS

Combination Will Help Transform the American Healthcare Delivery System

by Providing Patient-Centered, Coordinated Care at Home and Across the Continuum of Care

Combined Company Will Have Pro Forma Annual Revenues

of Approximately $7.1 Billion1 and Operating Income of $1.0 Billion1

Transaction Expected to be Immediately and Significantly Accretive to Kindred Earnings

and Cash Flows2, with More Than $70 Million of Expected Synergies, Accelerating Kindred’s Growth

and Creating Significant Value for the Shareholders of Both Companies

LOUISVILLE, Ky. and ATLANTA (October 9, 2014) – Kindred Healthcare, Inc. (“Kindred” or the “Company”) (NYSE:KND) and Gentiva Health Services, Inc. (“Gentiva”) (NASDAQ:GTIV) today announced that the companies have entered into a definitive merger agreement under which Kindred will acquire all of the outstanding shares of Gentiva common stock for $19.50 per share in a combination of cash and stock. The agreement was unanimously approved by the boards of directors of both companies.

Under the terms of the agreement, Gentiva shareholders will receive $14.50 per share in cash and $5.00 of Kindred common stock (which equates to 0.257 shares of Kindred common stock based upon an agreed upon fixed exchange ratio). The transaction is valued at $1.8 billion, including the assumption of net debt. The companies expect the closing of the transaction to occur in the first quarter of 2015.

The combination of Kindred and Gentiva will further enhance Kindred’s industry leading position as the Nation’s premier post-acute and rehabilitation services provider and make Kindred at Home the largest and most geographically diversified Home Health and Hospice organization in the United States. The combined company will:

•	Serve more than one million patients per year;

•	Operate in 47 states;

•	Employ approximately 109,000 individuals, making it the 78th largest private employer and the 4th largest healthcare employer in the United States;

•	Be the largest operator of long-term acute care hospitals and inpatient rehabilitation facilities in the United States, as well as the Nation’s largest provider of rehabilitation, home health and hospice services and one of the leading sub-acute and skilled nursing providers;

•	Deliver pro forma annual revenues of approximately $7.1 billion; and

•	Generate pro forma operating income (EBITDAR), including expected cost synergies, of $1.0 billion.

[1]	Pro forma revenues and Operating Income (EBITDAR) were computed by combining the mid point of 2014 guidance for Kindred as provided on August 6, 2014 (see enclosed reconciliation) and 2014 current average analyst consensus estimates for Gentiva. In addition, pro forma EBITDAR includes full run rate expected cost synergies of $70 million, and estimated annualized rent expense of $41 million based on Gentiva’s second quarter of 2014. EBITDAR is defined as earnings before interest, income taxes, depreciation, amortization and rent.
[2]	Exclusive of transaction and integration costs.

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Strategic Benefits of the Combination

•	Positions Kindred to Help Shape the American Healthcare Delivery System: Through Kindred’s Continue the Care strategy, the combined company will deliver patient-centered, coordinated care across the full continuum – from the hospital to the home. This integrated model is preferred by consumers as well as payors, including Affordable Care Organizations and Managed Care Organizations, as it improves quality, clinical outcomes and patient satisfaction while reducing costs.

•	Builds on Kindred’s Industry Leadership: The combined company will advance Kindred’s leadership in integrated post-acute care, including long-term acute care, rehabilitation services, skilled nursing, home health and hospice care.

•	Enhances Scale to Address Increasing Demand for Integrated Health Care and Expands Presence in Kindred’s Integrated Care Markets: The Gentiva footprint overlaps in 20 of 23 of Kindred’s current and targeted Integrated Care Markets, which are among the top 30 Metropolitan Statistical Areas in the United States. Kindred expects this will create significant benefits for patients from improved care transitions and potential revenue synergies for the Company from referrals across the combined care delivery platform.

•	Greater Employee Opportunity: This combination creates an even stronger workforce by uniting the talented employees of Kindred and Gentiva, who share a commitment to high-quality and compassionate patient care. Kindred and Gentiva employees will benefit from being part of a stronger, larger company and the greater career and professional development opportunities created by the transaction.

Financial Benefits of the Combination

•	Significantly Increases Size and Scale, Diversifies Revenue Mix, and Enhances Revenue and Margin Growth Profiles: On a pro forma basis, the combined company is expected to generate annual revenues of approximately $7.1 billion and EBITDAR, including expected synergies, of $1.0 billion. Kindred’s revenue and margin growth profiles will also be significantly enhanced by the combination.

•	Immediately and Significantly Accretive: Kindred expects the acquisition of Gentiva will be immediately and significantly accretive to earnings and operating cash flows, exclusive of transaction and integration costs. Kindred expects the acquisition to be approximately $0.40 to $0.60 accretive to pro forma earnings, and pro forma operating cash flows of $350 million to $400 million (before capital expenditures, dividends and changes in working capital)[3], both on a run rate basis, once Gentiva is fully integrated and expected synergies are fully realized in the second full year following the closing. On this same basis, following the combined company’s expected annual maintenance capital expenditures of $120 million to $130 million, Kindred expects pro forma cash flows (before growth capital expenditures, dividends and changes in working capital) of $230 million to $270 million.

•	Substantial Cost and Revenue Synergies: Kindred has identified approximately $70 million of annual cost and operating synergies and expects to achieve the full run rate within two years of closing, of which approximately $35 million is expected to be achieved in the first year following the

[3]

Based upon 2014 net income guidance for Kindred as provided on August 6, 2014 and 2014 current average analyst consensus estimates for Gentiva and adding back depreciation and amortization per Kindred’s 2014 guidance and adding back annualized six months ended June 30, 2014 depreciation and amortization for Gentiva and annualized stock-based compensation and deferred financing cost amortization for both Kindred and Gentiva. In addition, expected full run rate estimated cost synergies, net of income taxes, of $42 million ($70 million full run rate annual costs and operating synergies less income taxes of $28 million) are included.

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closing. Kindred expects the majority of cost synergies to be achieved through combining information technology functions, merging supply chains and eliminating redundant public company expenses. In addition, Kindred expects to realize revenue synergies that will improve patient care transitions and choice, and drive volume growth as a result of cross-selling across the combined service platform. Kindred expects annual run rate revenue synergies of more than $60 million over time, with approximately $20 million to $30 million achievable in the first full year following the closing.

•	Enhanced Capital Structure, Strong Cash Flow Profile, Commitment to Deleveraging and Maintaining Moderate Leverage Profile: Kindred will maintain a strong balance sheet with significant cash flow and reduced capital expenditures and rent burden, giving it the ability to continue paying a meaningful cash dividend while reducing debt. Kindred expects pro forma adjusted net leverage[4] will be approximately 5.5x5 Adjusted Debt to EBITDAR at closing, and to reduce its outstanding indebtedness to below 5.0x6 Adjusted Debt to EBITDAR by the end of the second full year following closing. Kindred reiterates its commitment to a steady-state target leverage profile of 4.5x to 5.0x Adjusted Debt to EBITDAR.

Management Commentary

Paul J. Diaz, Chief Executive Officer of Kindred, said, “Over the last eight weeks, we undertook a robust due diligence process and worked closely and constructively with our counterparts at Gentiva to better understand their operations, financial results and outlook. This process confirmed the compelling strategic rationale and industrial logic of this combination, as well as our belief that this transaction is in the best interests of both companies and our respective shareholders, patients, employees and business partners. This significantly accretive transaction will generate strong operating cash flows that will allow Kindred to quickly delever and support future growth and return of capital to shareholders. We look forward to bringing our two companies together to advance our strategy, mission and shared values.”

Rodney D. Windley, Executive Chairman of the Board of Gentiva, said, “This merger represents a successful conclusion to a process in which, from the beginning, we have focused on maximizing value for Gentiva’s shareholders consistent with our Board’s responsibilities while ensuring the future success of the company. The cash and equity structure of the transaction, which represents a 128% premium to Gentiva shares since Kindred’s offer became public, provides Gentiva shareholders with immediate value and the opportunity to participate in the potential growth and value creation of the combined company by virtue of their continued investment in Kindred stock. On behalf of our Board and management team, I would like to express my deep appreciation to our employees across the country for their dedication and commitment to our patients and the families that we serve each and every day.”

Benjamin A. Breier, President and Chief Operating Officer of the Company, said, “With Gentiva, we will expand the breadth of our offerings and our geographic footprint and enhance our presence in Kindred’s Integrated Care Markets to drive more efficient and cost-effective coordinated care across more communities. This combination strengthens our ability to serve patients across the full continuum of care – from the hospital to the home. Together we will create the industry leading provider of home based patient-centered care, solidifying our position at the forefront of the care delivery model that is preferred by patients and payors. As a combined company, we will continue to grow and help shape the American Healthcare Delivery System.”

[4]	Pro forma adjusted net leverage is computed by dividing a numerator comprised of estimated long-term debt at closing plus pro forma annual rent expense multiplied by six, less unrestricted cash, by a denominator comprised of pro forma EBITDAR. Pro forma annual rent expense was computed by combining 2014 guidance for Kindred as provided on August 6, 2014 and estimated annualized rent expense of $41 million based on Gentiva’s second quarter of 2014.
[5]	Includes $35 million of cost synergies expected to be realized in the first full year following closing.
[6]	Includes $70 million of annual run rate cost synergies expected to be realized in the second full year following closing.

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Mr. Breier added, “The combined company has tremendous growth potential and will have increased financial flexibility to invest in clinical programs, information technology and infrastructure to advance our mission of promoting healing, providing hope, preserving dignity and producing value for every constituent we serve. Importantly, both companies’ employees share a similar focus on patient service, and we anticipate a seamless integration. Upon closing, the combined company will embrace the best practices of both organizations, which we expect will create exciting professional development and career opportunities for many employees. We look forward to welcoming the Gentiva team to the Kindred family and to making even greater strides in clinical innovation and excellence.”

Tony Strange, Chief Executive Officer of Gentiva, said, “By combining Gentiva and Kindred, we have solidified the importance of home care in the post-acute care continuum of tomorrow. Kindred and Gentiva will create the largest provider of Integrated Care in America. The combined company has tremendous growth potential and will give Gentiva employees greater opportunities in the future. We look forward to working together with Kindred to ensure a seamless transition.”

Financing Details

Kindred has obtained committed financing from Citi and J.P. Morgan in connection with the pending transaction. Subject to market and other conditions, the Company expects to finance the acquisition of Gentiva and associated costs through the issuance of $200 million to $300 million of common stock and mandatory convertible equity securities and $1.3 billion to $1.4 billion of unsecured notes prior to the closing of the acquisition. The Company expects to fund the remaining amounts through its existing line of credit.

Following completion of the transaction, Kindred expects to have approximately 85 million fully diluted shares outstanding, comprised primarily of approximately 64 million shares outstanding today, approximately 10 million shares to be issued to Gentiva as part of the transaction consideration, and approximately nine million to 12 million shares associated with the expected offering of common stock and mandatory convertible equity securities.

Operations and Integration

The combined company will continue to be headquartered in Louisville, Kentucky and will maintain a significant, regional presence in Atlanta, Georgia. The combined home health and hospice businesses will operate within the Kindred at Home division.

Timing and Approvals

The Gentiva acquisition is subject to certain conditions, including the approval by the stockholders of Gentiva. Kindred and Gentiva have already received clearance for the transaction under the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

The companies expect to complete the transaction in the first quarter of 2015.

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Advisors

Citi and Guggenheim Securities are acting as financial advisors to Kindred. Cleary Gottlieb Steen & Hamilton LLP is acting as legal advisor and Gibson, Dunn & Crutcher LLP is serving as special counsel to Kindred.

Barclays and Edge Healthcare Partners are serving as financial advisors to Gentiva and Greenberg Traurig, LLP is serving as Gentiva’s legal advisor.

Conference Call and Additional Presentation Materials

The Kindred management team will be discussing the pending transaction with analysts and investors on a conference call today at 9:00 a.m. (Eastern Time). Interested parties can participate in the conference by dialing (866) 610-1072 (U.S.) or (973) 935-2840 (International), conference code 14669615, five to 10 minutes prior to the start of the call. A live webcast will also be accessible on www.kindredhealthcare.com. The conference call webcast will feature accompanying slides, which can be accessed through the Investor Relations section of Kindred’s website.

A replay of the conference call will be available for the next 30 days and can be accessed by dialing (800) 585-8367 (U.S.) or (404) 537-3406 (International), conference code 14669615. The replay will also be available online at www.kindredhealthcare.com.

About Kindred Healthcare

Kindred Healthcare, Inc., a top-150 private employer in the United States, is a FORTUNE 500 healthcare services company based in Louisville, Kentucky with annual revenues of $5 billion and approximately 63,000 employees in 47 states. At June 30, 2014, Kindred through its subsidiaries provided healthcare services in 2,353 locations, including 97 transitional care hospitals, five inpatient rehabilitation hospitals, 98 nursing centers, 21 sub-acute units, 153 Kindred at Home hospice, home health and non-medical home care locations, 104 inpatient rehabilitation units (hospital-based) and a contract rehabilitation services business, RehabCare, which served 1,875 non-affiliated facilities. Ranked as one of Fortune magazine’s Most Admired Healthcare Companies for six years in a row, Kindred’s mission is to promote healing, provide hope, preserve dignity and produce value for each patient, resident, family member, customer, employee and shareholder we serve. For more information, go to www.kindredhealthcare.com. You can also follow us on Twitter and Facebook.

About Gentiva Health Services, Inc.

Gentiva Health Services, Inc. is one of the nation’s largest providers of home health, hospice and community care services, delivering innovative, high quality care to patients across the United States. Gentiva is a single source for skilled nursing; physical, occupational, speech and neurorehabilitation services; hospice services; social work; nutrition; disease management education; help with daily living activities; and other therapies and services.

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Forward-Looking Statements

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements include, but are not limited to, statements regarding the Company’s proposed business combination transaction with Gentiva (including financing of the proposed transaction and the benefits, results, effects and timing of a transaction), all statements regarding the Company’s (and the Company’s and Gentiva’s combined) expected future financial position, results of operations, cash flows, dividends, financing plans, business strategy, budgets, capital expenditures, competitive positions, growth opportunities, plans and objectives of management, and statements containing the words such as “anticipate,” “approximate,” “believe,” “plan,” “estimate,” “expect,” “project,” “could,” “would,” “should,” “will,” “intend,” “may,” “potential,” “upside,” and other similar expressions. Statements in this press release concerning the business outlook or future economic performance, anticipated profitability, revenues, expenses, dividends or other financial items, and product or services line growth of the Company (and the combined businesses of the Company and Gentiva), together with other statements that are not historical facts, are forward-looking statements that are estimates reflecting the best judgment of the Company based upon currently available information.

Such forward-looking statements are inherently uncertain, and stockholders and other potential investors must recognize that actual results may differ materially from the Company’s expectations as a result of a variety of factors, including, without limitation, those discussed below. Such forward-looking statements are based upon management’s current expectations and include known and unknown risks, uncertainties and other factors, many of which the Company is unable to predict or control, that may cause the Company’s actual results, performance or plans with respect to Gentiva to differ materially from any future results, performance or plans expressed or implied by such forward-looking statements. These statements involve risks, uncertainties and other factors discussed below and detailed from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”).

Risks and uncertainties related to the proposed merger include, but are not limited to, the risk that Gentiva’s stockholders do not approve the merger, potential adverse reactions or changes to business relationships resulting from the announcement or completion of the merger, uncertainties as to the timing of the merger, adverse effects on the Company’s stock price resulting from the announcement or completion of the merger, competitive responses to the announcement or completion of the merger, the risk that healthcare regulatory, licensure or other approvals and financing required for the consummation of the merger are not obtained or are obtained subject to terms and conditions that are not anticipated, costs and difficulties related to the integration of Gentiva’s businesses and operations with the Company’s businesses and operations, the inability to obtain, or delays in obtaining, cost savings and synergies from the merger, uncertainties as to whether the completion of the merger or any transaction will have the accretive effect on the Company’s earnings or cash flows that it expects, unexpected costs, liabilities, charges or expenses resulting from the merger, litigation relating to the merger, the inability to retain key personnel, and any changes in general economic and/or industry-specific conditions.

In addition to the factors set forth above, other factors that may affect the Company’s plans, results or stock price are set forth in the Company’s Annual Report on Form 10-K and in its reports on Forms 10-Q and 8-K.

Many of these factors are beyond the Company’s control. The Company cautions investors that any forward-looking statements made by the Company are not guarantees of future performance. The Company disclaims any obligation to update any such factors or to announce publicly the results of any revisions to any of the forward-looking statements to reflect future events or developments.

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Additional Information

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the proposed merger between the Company and Gentiva. In connection with the proposed merger, Gentiva and the Company intend to file a registration statement on Form S-4, containing a proxy statement/prospectus, with the SEC. SHAREHOLDERS OF GENTIVA ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE PROXY STATEMENT/PROSPECTUS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. Investors and security holders will be able to obtain copies of the proxy statement/prospectus as well as other filings containing information about the Company and Gentiva, without charge, at the SEC’s website, www.sec.gov. Those documents, when filed, as well as the Company’s other public filings with the SEC, may be obtained without charge at the Company’s website at www.kindredhealthcare.com.

Participants in Solicitation

The Company and its directors and executive officers, and Gentiva and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from the holders of Gentiva common stock in respect of the proposed merger. Information about the directors and executive officers of the Company is set forth in the proxy statement for the Company’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on April 3, 2014. Information about the directors and executive officers of Gentiva is set forth in the proxy statement for Gentiva’s 2014 Annual Meeting of Shareholders, which was filed with the SEC on March 25, 2014. Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.

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Reconciliation of Non-GAAP Measures

This presentation includes a financial measure referred to as operating income, or earnings before interest, income taxes, depreciation, amortization and rent (“EBITDAR”). Kindred’s management uses EBITDAR as a meaningful measure of operational performance in addition to other measures. Kindred uses EBITDAR to assess the relative performance of its operating divisions as well as the employees that operate these businesses. In addition, Kindred believes this measurement is important because securities analysts and investors use this measurement to compare Kindred’s performance to other companies in the healthcare industry. Kindred believes that income from continuing operations is the most comparable generally accepted accounting principle (“GAAP”) measure. Readers of Kindred’s financial information should consider income from continuing operations as an important measure of Kindred’s financial performance because it provides the most complete measure of its performance. EBITDAR should be considered in addition to, not as a substitute for, or superior to, financial measures based upon GAAP as an indicator of operating performance. A reconciliation of Kindred’s August 6, 2014 guidance to income from continuing operations is below. The pro forma EBITDAR total of $1 billion included in this press release includes a 2014 EBITDAR estimate of $232 million for Gentiva, which is based upon Gentiva’s 2014 current average analyst consensus estimates. In addition, pro forma EBITDAR includes full run rate expected cost synergies of $70 million from the transaction.

	2014 Earnings Guidance(a)
	As of August 6, 2014
($ in millions)	Low	High
Revenues	$5,100	$5,100

Operating income (EBITDAR)	$707	$724
Rent	330	330
Depreciation and amortization	161	161
Interest, net	98	98

Income from continuing operations before income taxes	118	135
Provision for income taxes	45	52

Income from continuing operations	73	83
Earnings attributable to noncontrolling interests	(15)	(15)

Income from continuing operations attributable to Kindred	58	68
Allocation to participating unvested restricted stockholders	(2)	(2)

Available to common stockholders	$56	$66

Earnings per diluted share	$0.96	$1.14
Shares used in computing earnings per diluted share	58.3	58.3

(a)	The earnings guidance excludes the effect of reimbursement changes, debt refinancing costs, severance, retirement, retention and restructuring costs, litigation costs, transaction costs, any further acquisitions or divestitures, any impairment charges, and any repurchases of common stock.

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Contacts

For Kindred

Media Susan Moss Senior Vice President, Marketing and Communications Kindred Healthcare, Inc. 502-596-7296 or	Investors and Analysts Stephen Farber Executive Vice President, Chief Financial Officer Kindred Healthcare, Inc. 502-596-2525
Andrew Siegel / Nick Lamplough Joele Frank, Wilkinson Brimmer Katcher 212-355-4449

For Gentiva

Media Andrea Calise / Ross Lovern Kekst and Company 212-521-4845 / 4876	Investors and Analysts Eric Slusser Executive Vice President, Chief Financial Officer 770-951-6101 eric.slusser@gentiva.com

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